August 19, 2019

Joel M. Wine
Senior Vice President and Chief Financial Officer
Matson, Inc.
1411 Sand Island Parkway
Honolulu, HI 96819

       Re: Matson, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed March 4, 2019
           File No. 001-34187

Dear Mr. Wine:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2018

Note 3. Reportable Segments, page 53

1. You disclose the ocean transportation and logistics segments provide services to each other and the amount of inter-segment revenue eliminated from Logistics operating revenues due to the nature of how those services were performed. Please clarify for us, and disclose as appropriate, the basis for eliminating inter-segment logistics revenue due to the nature of how those services were performed. Additionally, clarify for us and disclose whether the amount of ocean transportation segment's operating revenue reported includes inter-segment revenue, and if so, the amount of such for each period presented pursuant to ASC 280-10-50-22.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Joel M. Wine
Matson, Inc.
August 19, 2019
Page 2



       You may contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 if
you have questions regarding comments on the financial statements and related matters.



FirstName LastNameJoel M. Wine                         Sincerely,
Comapany NameMatson, Inc.
                                                       Division of Corporation
Finance
August 19, 2019 Page 2                                 Office of Transportation
and Leisure
FirstName LastName